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February 5, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tonya K. Aldave
John Dana Brown

Re:	Oscar Health, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted January 12, 2021
CIK No. 0001568651

Ladies and Gentlemen:

On behalf of Oscar Health, Inc., formerly known as Mulberry Health Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (“Commission”) on January 11, 2021 (“Submission No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on January 26, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from Submission No. 3, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Consolidated Balance Sheet, page F-3

1.

We acknowledge your response to prior comment 6. Please revise your presentation to include only amounts due from reinsurers for paid and unpaid claims and claim adjustment expenses in your reinsurance recoverable asset consistent with the guidance in ASC 944-310-25-2 and the definition of reinsurance recoverables in ASC 944-20-20. In addition, tell us whether you have any prepaid reinsurance premiums and report them separately as required by ASC 944-340-25-1. Alternatively, revise the caption on the face of your balance sheet and provide disclosure of the components in your footnotes.

February 5, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-4, F-7 and F-21. The Company does not have any prepaid reinsurance premiums that are required to be reported separately as assets under ASC 944-340-25-1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1761 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith L. Halverstam
Keith L. Halverstam
of LATHAM & WATKINS LLP

cc:	(via email)
Mario Schlosser, Chief Executive Officer, Oscar Health, Inc.
Siddhartha Sankaran, Chief Financial Officer, Oscar Health, Inc.
Bruce L. Gottlieb, Esq., Special Counsel, Oscar Health, Inc.
Harold Greenberg, Esq., General Counsel, Oscar Health, Inc.
Peter N. Handrinos, Esq., Latham & Watkins LLP
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Paul R. Rosie, Esq., Goodwin Procter LLP